Asia Pacific Manufacturing Danny De Guzman Investor/Analyst Update – 19 September 2012 Exhibit 99.14

• Asia Pacific Manufacturing History • Operational Philosophy • Asia Pacific Manufacturing – Onward • Capacity AGENDA

LONG TERM EVOLUTION
1980s:
Converted from AC to Fibre Cement (FC) Technology
• Converted our entire product capability to FC
1990s:
Increased Machine Efficiency with FC Technology
• Higher throughput per Machine
• Evolved Technology on Sheet Machine – Pressed Products, Tub/Feed Technology
• Consolidated Multiple Factories to Three Sites (two in AUS, one in NZ)
• Constructed our Philippines Plant
TM
2000-2005:
Capacity for Finishing Processes
• Increased our capacity in Finishing
• Further developed our product portfolio through finishing processes
• Relocated our WA operations to Carole Park - Corrugate Products
2005-2012:
Developed our Scyon  Technology
• New Technology to Unlock Market Value

CURRENT STATE
Manufacturing Sites
• Rosehill, NSW
– 25mmstdm, Scyon
TM
, Flooring
• Carole Park, QLD
– 18mmstdm, Pressed Products
• Penrose, New Zealand
– 11mmstdm, Scyon
TM
• Cabuyao, Philippines
– 19mmstdm

1990 – 2005 • Throughput focused • Core product portfolio developed • Engineering driven • Single sourced specialty products OPERATIONAL PHILOSOPHY

2005 – 2010 (New Product Development)
• Focus on New Product Development
-
Scyon Product Range
-
Exterior Cladding
-
Flooring
• New product learning curve
-
Increased complexity in factories
-
From single step manufacturing to multiple steps
• Increased Service Promise
-
Reduced lead time
-
Developed new models for planning and logistics
OPERATIONAL PHILOSOPHY
TM

2010 – 2012 (Operational Efficiency)
• Bed-in operational complexity
-
Focus on efficiency
• Utilisation and spend focus to reduce costs
-
Treat all costs (except depreciation, tax and insurance) as variable
-
Minimize waste
-
Cost per hour
*
Scalable, linear
-
Lowest delivered cash cost to market
• Key areas of success
-
Developed better model for matching supply and demand and allowing flexibility
-
Improved ability to manufacture more complex SKU mix
OPERATIONAL PHILOSOPHY

James Hardie

Align with business and product leadership strategy

Deliver on product promise

- Product
- Quality
- Service

Low cost manufacturing

- Long continuous run
- Variable spend/cost
- High yield

Organizational development and safety

ASIA PAC MANUFACTURING – ONWARD

2012 – Onward
• Product leadership
-
Continuous manufacturing improvement of current products
-
Available capacity to develop new products and meet demand
*
Long term capacity review – ongoing
• Low cost manufacturing
-
Long continuous run
*
Duration vs. frequency of delay
*
Higher utilisation of existing capacity
-
Variable spend/cost
*
Treat all spend/cost as variable
ASIA PAC MANUFACTURING – ONWARD

James Hardie

LONG CONTINUOUS RUN

Total Delay – Sheet Machines

LONG CONTINUOUS RUN

Total Delay – Sheet Machines

ASIA PAC MANUFACTURING
Summary
• Manufacturing aligned to business strategy
• Imperatives are clear:
- Deliver on product promise
- Low cost manufacturing
• Framework to drive initiatives in place
- Focus on execution and continuous improvements
• Execution of initiatives on-going
- Early traction – more work ahead of us
- Capacity – study ongoing + recommendation pending
• Organizational development and safety approach in place
- We’ve got the right people
- Capability and execution improving

Long Term Capacity
• Capacity review team – in place
• Capacity review – ongoing
• Recommendation – pending
• Preliminary insights
- Land component higher vs. USA capacity projects
- Labor for construction and operations higher vs. USA capacity projects
- Input material and freight costs – potential major drivers
• Capacity study further work:
- Determine size of capacity addition
- Determine product capability in new capacity
AUSTRALIA CAPACITY REVIEW

Questions